UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2018

Commission File Number 001-36535

GLOBANT S.A.

(Exact name of registrant as specified in its charter)

GLOBANT S.A.

(Translation of registrant's name into English)

37A Avenue J.F. Kennedy L-1855, Luxembourg Tel: + 352 20 30 15 96

 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

GLOBANT S.A.

FORM 6-K

On June 20, 2018, Globant S.A. (the “Company”) and WPP Luxembourg Gamma Three S.à r.l. (the “Selling Shareholder”) entered into an underwriting agreement (the “Underwriting Agreement”) with Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC (collectively, the “Underwriters”) relating to the offer and sale of an aggregate of 5,815,259 common shares of the Company, nominal value $1.20 per share, plus, at the option of the Underwriters, an additional 872,289 common shares pursuant to an option, at a public offering price of $52.00 per common share. On June 21, 2018, the Underwriters exercised their option to purchase an additional 872,289 common shares. None of the Company, its management or any of its other shareholders is selling any common shares, and the Company will not receive any proceeds from the sale of the common shares being offered.

The foregoing is a summary description of certain terms of the Underwriting Agreement and is qualified in its entirety by the text of the Underwriting Agreement attached as Exhibit 1.1 to this report on Form 6-K and incorporated herein by reference.

The offer and sale of all shares offered in this offering is under a prospectus supplement and related prospectus filed with the Securities and Exchange Commission (the “Commission”) pursuant to a shelf registration statement on Form F-3 (File No. 333-225731) filed with the Commission on June 20, 2018 (the “Shelf Registration Statement”).

The information contained in this report on Form 6-K, and the documents set forth in Exhibits 1.1, 5.1 and 23.1, are hereby incorporated by reference into the Shelf Registration Statement, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 1.1	Underwriting Agreement, dated June 20, 2018, by and among the Company, the Selling Shareholder, Goldman Sachs & Co. LLC and J.P. Morgan Securities LLC

Exhibit 5.1	Opinion of Arendt & Medernach S.A., Luxembourg, as to the validity of the common shares

Exhibit 23.1	Consent of Arendt & Medernach S.A. (included in Exhibit 5.1)

Exhibit 99.1	Press release, dated June 21, 2018, entitled “Globant and WPP Announce the Pricing of Secondary Offering of Globant Shares by WPP”

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ PATRICIO PABLO ROJO
Name: Patricio Pablo Rojo
Title: General Counsel

Date: June 25, 2018